POLYMET MINING CORP.
(the “Company”)
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON JULY 13, 2016
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands or, if indicated, by ballot, at the annual general and special meeting of shareholders of the Company:

Outcome of Vote

1.	The election of the following nine nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:	Carried

Jonathan Cherry
Matthew Daley
Dr. David Dreisinger
W. Ian L. Forrest
Helen Harper
Alan R. Hodnik
William Murray
Stephen Rowland
Michael M. Sill

2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration.	Carried

Dated the 15th day of July, 2016.